SECURITIES EXCHANGE ACT OF 1934
Release No. 86143 / June 19, 2019

Admin. Proc. File No. 3-18732

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| In the Matter of<br><br>FUEL PERFORMANCE SOLUTIONS, INC.,<br>JUNIPER GROUP, INC.,<br>MULTIMEDIA PLATFORMS, INC., AND<br>SATYA WORLDWIDE, INC. |

OPINION OF THE COMMISSION AS TO JUNIPER GROUP, INC., MULTIMEDIA PLATFORMS, INC., AND SATYA WORLDWIDE, INC.

SECTION 12(j) PROCEEDING

Grounds for Remedial Action

**Failure to Comply with Periodic Filing Requirements**

Certain companies failed to file periodic reports in violation of Section 13(a) of the Securities Exchange Act of 1934 and Exchange Act Rules 13a-1 and 13a-13. *Held*, it is in the public interest to revoke the registration of those companies' securities.

APPEARANCES:

*Neil J. Welch, Jr.,* for the Division of Enforcement.

Respondents Juniper Group, Inc., Multimedia Platforms, Inc., and Satya Worldwide, Inc. (collectively, "Respondents"), issuers with classes of securities registered with the Commission, each failed to file an answer in response to an order instituting proceedings (the "OIP") alleging that they did not file required periodic reports.[1]  Respondents again failed to respond to an order to show cause why they should not be found in default.[2]  We now find Respondents to be in default, deem the allegations of the OIP to be true, and revoke the registrations of their securities.

## I.  Background

### A.  The Commission issued an order instituting proceedings against Respondents alleging that they violated the Securities Exchange Act of 1934 and the rules thereunder by failing to file required periodic reports.

On September 7, 2018, the Commission issued the OIP against Respondents pursuant to Section 12(j) of the Securities Exchange Act of 1934.  Section 12(j) authorizes the Commission as it deems necessary or appropriate for the protection of investors to suspend for a period not exceeding 12 months, or to revoke, the registration of a security if the Commission finds, on the record after notice and opportunity for hearing, that the issuer of such security has failed to comply with any provision of the Exchange Act or the rules and regulations thereunder.[3]

As explained in the OIP, Exchange Act Section 13(a) and the rules promulgated thereunder require issuers of securities registered pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in periodic reports.[4]  The periodic reports are required to be filed even if the registration is voluntary under Section 12(g).[5]  Specifically, Rule 13a-1 requires issuers to file annual reports, and Rule 13a-13 generally requires domestic issuers to file quarterly reports.[6]  These requirements are imposed "for the proper protection of investors and to insure fair dealing" in an issuer's securities.[7]  A violation of these provisions does not require scienter.[8]

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[1]     *Fuel Performance Sols., Inc.*, Exchange Act Release No. 84061, 2018 WL 4293445 (Sept. 7, 2018).  Fuel Performance Solutions, Inc. settled the proceeding with the Commission. *Fuel Performance Sols., Inc.*, Exchange Act Release No. 84303, 2018 WL 4678502 (Sept. 27, 2018).

[2]     *Fuel Performance Sols., Inc.*, Exchange Act Release No. 84796, 2018 WL 6520821 (Dec. 11, 2018).

[3]     15 U.S.C. § 78*l*(j).

[4]     15 U.S.C. §§ 78m(a), 78*l*, 78*l*(g).

[5]     *Id.*

[6]     17 C.F.R. §§ 240.13a-1, .13a-13.

[7]     15 U.S.C. § 78m(a).

[8]     *Advanced Life Scis. Holdings, Inc.*, Exchange Act Release No. 81253, 2017 WL 3214455, at *2 (July 28, 2017) (citing *Citizens Capital Corp.*, Exchange Act Release No. 67313,

(*continued . . .*)

The OIP alleges that all of the Respondents are delinquent in their periodic filings with the Commission because they have repeatedly failed to meet their obligations to file timely periodic reports. The OIP further alleges that Respondents also failed to heed delinquency letters sent to them by the Division of Corporation Finance requesting compliance with their periodic filing obligations or, by failing to maintain a valid address on file with the Commission, did not receive such letters.

Specifically, the OIP alleges that Juniper Group, Inc. (CIK No. 864921) is a permanently revoked Nevada corporation located in Boca Raton, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Juniper Group, Inc. is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended June 30, 2011, which reported a net loss available to common stockholders of over $1.35 million for the prior three months. As of August 28, 2018, the company's stock (symbol "JUNP") was quoted on OTC Link, had six market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

The OIP also alleges that Multimedia Platforms, Inc. (CIK No. 1424328) is a defaulted Nevada corporation located in Fort Lauderdale, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Multimedia Platforms, Inc. is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended June 30, 2016, which reported a net loss of over $4.69 million for the prior six months. On October 4, 2016, the company filed a Chapter 11 petition in the U.S. Bankruptcy Court for the Southern District of Florida, and the case was still pending as of August 28, 2018. As of August 28, 2018, the company's stock (symbol "MMPWQ") was quoted on OTC Link, had six market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

The OIP further alleges that Satya Worldwide, Inc. (CIK No. 1606069) is a dissolved Florida corporation located in Tavernier, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Satya Worldwide, Inc. is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-K for the period ended December 31, 2016, which reported a net loss of over $2.42 million for the prior twelve months. As of August 28, 2018, the company's stock (symbol "GSEG") was quoted on OTC Link, had three market makers, and was eligible for the ""piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

The OIP directed Respondents to file an answer to the allegations contained therein within ten days after service, as provided by Rule 220(b) of the Commission's Rules of Practice.[9] The OIP informed Respondents that if they failed to answer, they may be deemed in

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(. . . *continued*)
2012 WL 2499350, at *5 (June 29, 2012)); *accord SEC v. McNulty*, 137 F.3d 732, 740-41 (2d Cir. 1998).

[9]     17 C.F.R. § 201.220(b).

default, the proceedings may be determined against them upon consideration of the OIP, and the allegations in the OIP may be deemed to be true as provided in the Rules of Practice.[10]

**B.      Respondents failed to answer the OIP or respond to a show cause order.**

Respondents were each properly served with the OIP, but none answered it.  On December 11, 2018, more than ten days after service on each Respondent, they were ordered to show cause by December 26, 2018, why the registrations of their securities should not be revoked by default due to their failures to file an answer and to otherwise defend this proceeding.[11]  Respondents were warned that if they "fail[ed] to respond to th[e] order to show cause, they may be deemed in default, the proceeding may be determined against them, and their securities may be revoked."  No Respondent subsequently answered the OIP or responded to the show cause order.

## II.      Analysis

**A.      We hold Respondents in default, deem the OIP's allegations to be true, and find that Respondents violated the Exchange Act by failing to file required periodic reports.**

Rule of Practice 220(f) provides that "[i]f a respondent fails to file an answer required by this rule within the time provided, such respondent may be deemed in default pursuant to Rule 155(a)."[12]  Rule 155(a) permits the Commission to deem such a respondent in default and "determine the proceeding against [it] upon consideration of the record, including the order instituting proceedings, the allegations of which may be deemed to be true."[13]  Because Respondents have failed to answer, and have not responded to the order to show cause, we find it appropriate to deem them in default and to deem the allegations of the OIP to be true as to Respondents.

The OIP alleges that each Respondent had a class of securities registered with the Commission under Exchange Act Section 12(g), and that each has failed to file required annual and quarterly reports.  The allegations of the OIP, deemed true, establish that each Respondent violated Exchange Act Section 13(a) and the rules thereunder.[14]

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10        *See* Rule of Practice 155(a), 17 C.F.R. § 201.155(a).

11        *See supra* note 2.

12        17 C.F.R. § 201.220(f).

13        17 C.F.R. § 201.155(a) (specifically authorizing such action where a respondent fails "[t]o answer . . . or otherwise to defend the proceeding").

14        *See supra* notes 4-8 and accompanying text.

**B.**     **We deem it necessary and appropriate to revoke the registration of all classes of Respondents' registered securities.**

Section 12(j) authorizes us as we deem "necessary or appropriate for the protection of investors" to suspend for 12 months or less or revoke the registration of an issuer's securities that has failed to make required filings.[15]  We apply a multifactor test to determine an appropriate sanction:

> [W]e will consider, among other things, the seriousness of the issuer's violations, the isolated or recurrent nature of the violations, the degree of culpability involved, the extent of the issuer's efforts to remedy its past violations and ensure future compliance, and the credibility of its assurances, if any, against further violations.[16]

Although these factors are nonexclusive, and no single factor is dispositive,[17] "[w]e have held that a respondent's repeated failure to file its periodic reports on time is 'so serious' a violation of the Exchange Act that only a 'strongly compelling showing' regarding the other *Gateway* factors would justify a sanction less than revocation."[18]

Respondents' violations were recurrent in that they each have failed to file required annual and quarterly reports over multiple years.[19]  These violations were serious because "reporting requirements are the primary tools which Congress has fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of stock and securities."[20]  An issuer's failure to file periodic reports violates "a central provision of the

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[15]     15 U.S.C. § 78*l*(j).

[16]     *Gateway Int'l Holdings, Inc.*, Exchange Act Release No. 53907, 2006 WL 1506286, at *4 (May 31, 2006).

[17]     *China-Biotics, Inc.*, Exchange Act Release No. 70800, 2013 WL 5883342, at *12 (Nov. 4, 2013).

[18]     *Calais Res., Inc.*, Exchange Act Release No. 67312, 2012 WL 2499349, at *4 (June 29, 2012) (quoting *Nature's Sunshine Prods., Inc.*, Exchange Act Release No. 59268, 2009 WL 137145, at *7 (Jan. 21, 2009)); *accord Cobalis Corp.*, Exchange Act Release No. 64813, 2011 WL 2644158, at *5 (July 6, 2011); *Am. Stellar Energy, Inc. (n/k/a Tara Gold)*, Exchange Act Release No. 64897, 2011 WL 2783483, at *4 (July 18, 2011).

[19]     *See, e.g.*, *Accredited Bus. Consolidators Corp.*, Exchange Act Release No. 75840, 2015 WL 5172970, at *2 (Sept. 4, 2015) (failure to file "any periodic reports for over two years" was recurrent); *Nature's Sunshine Prods.*, 2009 WL 137145, at *5 (failure to file "required filings over the course of the two-year period in the OIP" was recurrent).

[20]     *America's Sports Voice, Inc.*, Exchange Act Release No. 55511, 2007 WL 858747, at *4 n.17 (Mar. 22, 2007) (internal quotation marks omitted) (citing *SEC v. Beisinger Indus. Corp.*, 552 F.2d 15, 18 (1st Cir. 1977)); *see also supra* note 18 and accompanying text (recurrent failure to file periodic reports is "so serious" as to require a "strongly compelling showing" regarding other factors to justify a sanction less than revocation).

Exchange Act, . . . depriv[ing] both existing and prospective holders of its registered stock of the ability to make informed investment decisions based on current and reliable information."[21] Respondents' "'long history of ignoring . . . reporting obligations' evidences a 'high degree of culpability.'"[22] And because Respondents failed to answer the OIP or respond to the show cause order, they have submitted no evidence of any efforts to remedy their past violations and ensure future compliance. Nor have they made any assurances against further violations.

Accordingly, each of the factors we analyze favors revocation. Respondents have failed to make a "strongly compelling showing" to justify another sanction. We find it necessary and appropriate for the protection of investors to revoke the registration of all classes of Respondents' registered securities.[23]

An appropriate order will issue.

By the Commission (Chairman CLAYTON and Commissioners JACKSON, PEIRCE, and ROISMAN).

Vanessa A. Countryman
Acting Secretary

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[21]     *Accredited Bus. Consolidators*, 2015 WL 5172970, at *2; *see also United States v. Arthur Young & Co.*, 465 U.S. 805, 810 (1984) (observing that "[c]orporate financial statements are one of the primary sources of information available to guide the decisions of the investing public").

[22]     *See, e.g.*, *Citizens Capital*, 2012 WL 2499350, at *5 (quoting *America's Sports Voice*, 2007 WL 858747, at *3).

[23]     We take official notice under Rule of Practice 323, 17 C.F.R. § 201.323, that on October 1, 2018, after it was served with the OIP, Satya Worldwide, Inc. filed a Form 10-K for the period ended December 31, 2017. But Satya Worldwide still has many delinquent Forms 10-Q. It also has not participated in this proceeding or explained its reporting violations or any steps it has taken to ensure future compliance. As a result, revocation is appropriate. *See, e.g., Absolute Potential, Inc.*, Exchange Act Release No. 71866, 2014 WL 1338256, at *8 (Apr. 4, 2014) (finding revocation in the public interest despite respondent becoming current on all delinquent filings during Exchange Act Section 12(j) proceeding because it "failed to offer a meaningful explanation for its reporting violations or demonstrate that it has taken concrete, effective measures to remedy the cause of its reporting violations and ensure future compliance").

UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 86143 / June 19, 2019

Admin. Proc. File No. 3-18732

In the Matter of

FUEL PERFORMANCE SOLUTIONS, INC.,
JUNIPER GROUP, INC.,
MULTIMEDIA PLATFORMS, INC., AND
SATYA WORLDWIDE, INC.

ORDER IMPOSING REMEDIAL SANCTIONS ON JUNIPER GROUP, INC., MULTIMEDIA
PLATFORMS, INC., AND SATYA WORLDWIDE, INC.

On the basis of the Commission's opinion issued this day, it is

ORDERED that the registration of all classes of the registered securities of Juniper
Group, Inc., under Section 12(g) of the Securities Exchange Act of 1934 is hereby revoked
pursuant to Exchange Act Section 12(j); and it is further

ORDERED that the registration of all classes of the registered securities of Multimedia
Platforms, Inc., under Section 12(g) of the Securities Exchange Act of 1934 is hereby revoked
pursuant to Exchange Act Section 12(j); and it is further

ORDERED that the registration of all classes of the registered securities of Satya
Worldwide, Inc., under Section 12(g) of the Securities Exchange Act of 1934 is hereby revoked
pursuant to Exchange Act Section 12(j).

The revocations are effective as of June 20, 2019.

By the Commission.

Vanessa A. Countryman
Acting Secretary